SEC FILE NUMBER:	333-93399-04
CUSIP NUMBER:	N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	Reef Global Energy IV, L.P.
Former name if applicable:

Address of principal executive office (Street and number)
1901 N. Central Expressway, Suite 300
City, state and zip code	Richardson, Texas 75080

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reef Global Energy IV, L.P. (the “Partnership”) requires additional time to file its Form 10-K so that it can complete the necessary review and compilation of information to file a complete and accurate report.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Daniel C. Sibley	972	437-6792
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
☒ Yes     ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership had a net loss of $121,691 for the year ended December 31, 2009, compared to net income of $66,155 for the year ended December 31, 2008. The decline in operating results was primarily due to the decline in average prices received for the Partnership’s crude oil and natural gas production. The average prices received for crude oil sales declined from $97.98 per barrel in 2008 to $52.76 per barrel in 2009, a decrease of 46.2%. The average price received for natural gas sales decreased from $9.88 per MCF in 2008 to $4.43 per MCF received during 2009, a decrease of 55.2%. These decreases in pricing led to an overall 51.5% decrease in sales revenues from $315,781 in 2008 to $153,080 in 2009. Crude oil sales volume increased from 1,305 barrels sold in 2008 to 1,727 barrels sold in 2009. The volume increase was the result of a full year of production from the Partnership’s final well, which began production operations in May 2008. Crude oil sales volume from this well totaled 1,197 barrels during 2009. Natural gas volumes dropped from 19,016 MCF sold in 2008 to 14,000 MCF sold in 2009. While the Partnership had natural gas sales of 6,297 MCF from the well that began production operations in May 2008, two other wells ceased production at the end of 2008, and the Partnership experienced natural production declines from other productive wells. Overall, the Partnership had an approximate 10% decline in total sales volume on an equivalent barrel of crude oil basis.

Reef Global Energy IV, L.P.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2010	By:	Reef Oil & Gas Partners, L.P., Managing General Partner

		By:	Reef Oil & Gas Partners, GP, LLC

		By:	/s/ Michael J. Mauceli
Michael J. Mauceli, Manager

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).